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06009954

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
AUG 25 2006
WASH D.C. SECTION

SEC FILE NUMBER
8- 21884

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 6/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Neidiger, Tucker, Bruner, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1331 17th Street, Suite 400
(No. and Street)

Denver	**CO**	**80202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terri E. Lowe **(303) 825-1825**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200	**Greenwood Village**	**CO**	**80111**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 29 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/28

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Terri E. Lowe**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Neidiger, Tucker, Bruner, Inc.**, as of **June 30**, 20**06**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public


LORI M. SOUTHWELL
NOTARY
PUBLIC
STATE OF COLORADO

My Commission Expires July 12 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable.)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEIDIGER, TUCKER, BRUNER, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2006

NEIDIGER, TUCKER, BRUNER, INC.

CONTENTS



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Neidiger, Tucker, Bruner, Inc.

We have audited the accompanying statement of financial condition of Neidiger, Tucker, Bruner, Inc. as of June 30, 2006, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Neidiger, Tucker, Bruner, Inc. as of June 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
August 8, 2006

NEIDIGER, TUCKER, BRUNER, INC.

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2006

ASSETS

Cash and cash equivalents	$	190,579
Receivables:		
Clearing brokers		734,873
Commissions		495,074
Brokers, less allowance for doubtful accounts of $266,397		33,795
Securities owned, at market value		128,696
Securities owned, not readily marketable, at cost		4,800
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation of $16,627		92,400
Other assets		26,791
	$	1,707,008

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Salaries and commissions payable	$	695,488
Capital lease obligation		85,013
Due to clearing broker		73,317
Accrued payroll taxes		64,835
Deferred rent		77,588
Securities sold, but not yet purchased, at market value		54,259
Income taxes payable (Note 2)		15,000
Other accrued liabilities		68,391
TOTAL LIABILITIES		1,133,891
COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)		
SHAREHOLDERS' EQUITY (Note 4):		
Preferred stock, series 2001-A, $.001 par value, 9% voting, 600,000 shares authorized; 36,050 shares issued and outstanding		36
Common stock, $.001 par value; 10,000,000 shares authorized; 393,802 shares issued and outstanding		394
Additional paid-in capital		671,752
Deficit		(99,065)
TOTAL SHAREHOLDERS' EQUITY		573,117
	$	1,707,008

The accompanying notes are an integral part of this statement.

NEIDIGER, TUCKER, BRUNER, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2006

REVENUE:		
Commissions	$	5,572,931
Private placement income		921,880
Interest		220,700
Underwriting income		145,375
Trading profit, net		155,723
Total revenue		7,016,609
EXPENSES:		
Commissions		5,030,096
Clearing charges		569,152
Occupancy and equipment costs		428,918
Salaries and wages		428,504
General and administrative		206,721
Payroll taxes		152,982
Legal and professional		76,968
Office expenses		53,149
Telephone		40,118
Interest		20,521
Employee Benefits		4,809
Promotion costs		1,638
Total expenses		7,013,576
NET INCOME BEFORE INCOME TAX PROVISION		3,033
Income tax provision (Note 2)		14,492
NET LOSS	**$**	**(11,459)**

The accompanying notes are an integral part of this statement.

NEIDIGER, TUCKER, BRUNER, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2006

	Series A Preferred Stock		Common Stock		Additional Paid-In	
	Shares	Amount	Shares	Amount	Capital	Deficit
BALANCES, June 30, 2005	56,320	$ 56	393,802	$ 394	$ 771,714	$ (87,606)
Dividends	-	-	-	-	(18,902)	-
Retirement of preferred stock	(20,270)	(20)	-	-	(81,060)	-
Net loss	-	-	-	-	-	(11,459)
BALANCES, June 30, 2006	36,050	$ 36	393,802	$ 394	$ 671,752	$ (99,065)

The accompanying notes are an integral part of this statement.

NEIDIGER, TUCKER, BRUNER, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(11,459)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		13,036
Increase in receivable from clearing broker		(208,977)
Increase in commissions receivable		(159,074)
Increase in securities owned, at market value		(2,706)
Increase in securities owned, not readily marketable, at cost		(4,800)
Increase in salaries and commissions payable		139,602
Decrease in accrued payroll taxes		(45,576)
Decrease in income taxes payable		(84,443)
Decrease in due to clearing broker		(45,191)
Increase in deferrred rent		77,588
Increase in securities sold, but not yet purchased		46,777
Decrease in accrued liabilities		(11,002)
Net cash used in operating activities		(296,225)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Decrease in receivables - brokers		57,264
Purchase of furniture and equipment, net		(20,428)
Increase in other assets		(3,658)
Net cash provided by investing activities		33,178
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid		(18,902)
Retirement of preferred stock		(81,080)
Net cash used in financing activities		(99,982)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(363,029)
CASH AND CASH EQUIVALENTS, at beginning of year		553,608
CASH AND CASH EQUIVALENTS, at end of year	**$**	**190,579**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	**$**	**20,521**
Cash paid for income taxes	**$**	**14,492**
SUPPLEMENTAL DISCLOSURE OF INVESTING AND FINANCING ACTIVITIES:		
Furniture and equipment purchased through capital lease obligations	**$**	**104,679**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and business

The Company was organized on May 20, 1977, and is a securities broker-dealer registered with the Securities and Exchange Commission. The Company has 17 branch offices and transacts business throughout Colorado, Missouri, Kansas, Florida, Arkansas, California and Arizona.

Securities inventory and revenue recognition

Securities owned or sold, but not yet purchased by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income. For the year ended June 30, 2006, the Company has recorded proprietary transactions on a trade-date basis. Commission revenue and related expenses have been accrued on a trade-date basis.

Good faith and expense allowances received by the Company in connection with its underwriting activities are deferred and recognized as income as related costs are incurred.

Agreement with clearing broker

The Company under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of five to ten years. Leasehold improvements are amortized over the term of the lease.

Statement of cash flows

For purposes of cash flows, the Company considers money market funds with maturity of three months or less to be cash equivalents.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

The current year income tax liability represents taxes currently due. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The primary components of the Company's deferred income tax assets and liabilities as of June 30, 2006 are as follows.

	2006
Deferred tax liabilities	$ -
Deferred tax asset:	
Allowance for doubtful accounts	96,600
Valuation allowance for deferred tax assets	(96,600)
	$ -

The valuation allowance for deferred tax assets was increased by $10,600 during the year ended June 30, 2006.

NOTE 3 - LEASE OBLIGATIONS

Capital Lease Obligations

The Company has various capital leases covering office furniture and equipment. Aggregate annual payments on the capital lease obligations as of June 30, 2006, are as follows:

Year ending June 30,	Amount
2007	$ 26,199
2008	26,199
2009	26,199
2010	17,329
Total minimum lease payments	95,926
Less: Amount representing interest	(10,913)
Present value of future minimum lease payments	$ 85,013

The amount of furniture and equipment under capital leases at June 30, 2006, was $104,679. This property had related accumulated depreciation of $19,666 for a net book value at June 30, 2006, of $85,013.

Operating Lease Obligations

The Company leases office space and equipment under non-cancelable operating leases expiring through 2012. At June 30, 2006, aggregate minimum future rental commitments under these leases with initial or remaining terms in excess of one year are as follows:

Year	Amount
2007	$ 172,807
2008	178,039
2009	180,657
2010	187,209
2011	192,444
Thereafter	247,422
	$ 1,158,578

In addition to the above leases, the Company also leases office space and equipment on a month-to-month basis. Total rental expense of $226,262, including the non-cancelable leases referred to above, was charged to operations during the year ended June 30, 2006.

NOTE 4 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2006, the Company had net capital and net capital requirements of $408,585 and $250,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 2.56 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, CONTINGENCIES AND UNCERTAINTIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company has purchased securities for its own account, and may incur losses if the market value of the securities decreases subsequent to June 30, 2006. In addition, the Company has sold securities that it does not own and it will, therefore, be obligated to purchase such securities at a future date. The Company may incur a loss if the market value of the securities increases subsequent to June 30, 2006.

The Company's financial instruments, including cash, receivables, payables and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments. Securities owned and securities sold but not yet purchased are valued at market value using quoted market prices.

The Company is involved in various disputes arising in the normal course of business, which are in the preliminary stages. Management, after review and discussion with counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict the final outcome at the present time.

The Company has deposits in banks in excess of the FDIC insured amount of $100,000. At June 30, 2006, the Company had $90,579 in excess of this requirement, which is subject to loss should the bank cease operations.

The Company has receivables from and deposits with its clearing broker as shown on the accompanying statement of financial condition. These amounts are not covered by SIPC and are subject to loss should the clearing broker cease business.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, CONTINGENCIES AND UNCERTAINTIES (continued)

The Company received notices from the Internal Revenue Service that penalties and interest were being assessed against the Company related to a failure by the Company to timely deposit employment taxes. The Company has requested the assistance of the Taxpayer Advocate's Office to allocate its tax payments to the appropriate quarters for which such payments were made. Management, after review and discussion with counsel, intends to vigorously pursue this matter and has determined that it is not feasible to predict or determine the final outcome at this time.

SUPPLEMENTARY INFORMATION

NEIDIGER, TUCKER, BRUNER, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO NET CAPITAL RULE 15c3-1
JUNE 30, 2006

CREDIT:		
Shareholders' equity	$	573,117
DEBITS:		
Nonallowable assets:		
Broker receivables, net		33,795
Securities owned, not readily marketable, at cost		4,800
Furniture, equipment and leasehold improvements, net		92,400
Other assets		26,791
Less: Assets adequately secured by liabilities		(16,245)
Total debits		141,541
Net capital before haircuts on securities positions		431,576
Haircuts on securities positions		22,991
NET CAPITAL		408,585
Minimum requirements of 6-2/3% of aggregate indebtedness of $1,047,141 or $250,000, whichever is greater		250,000
Excess net capital	**$**	**158,585**
AGGREGATE INDEBTEDNESS:		
Salaries and commission payable	$	695,488
Due to clearing broker		73,317
Accrued payroll taxes		64,835
Deferred rent		77,588
Income taxes payable		15,000
Other accrued liabilities		68,391
Capital lease obligation		52,522
TOTAL AGGREGATE INDEBTEDNESS	**$**	**1,047,141**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**2.56 to 1**

See the accompanying independent auditors' report.

NEIDIGER, TUCKER, BRUNER, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH THE COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

JUNE 30, 2006

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	439,138
Adjustments:		
Increase in non-allowable assets		(28,714)
Increase in income		98,566
Increase in expenses		(102,626)
Decrease in haircuts		2,221
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	**$**	**408,585**

See the accompanying independent auditors' report.



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Neidiger, Tucker, Bruner, Inc.

In planning and performing our audit of the financial statements and supplementary information of Neidiger, Tucker, Bruner, Inc. for the year ended June 30, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Neidiger, Tucker, Bruner, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Neidiger, Tucker, Bruner, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

In addition, our review indicated that Neidiger, Tucker, Bruner, Inc. was in compliance with the conditions of exemption from rule 15c3-3 pursuant to paragraph k(2)(ii) as of June 30, 2006, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.



Greenwood Village, Colorado
August 8, 2006